CARRET ASSET MANAGEMENT, LLC
320 Park Avenue, 18th Floor
New York, NY 10022

January 6, 2022

Ms. Dawn Cotten - President

ALPS Series Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”) – Carret Kansas Tax-Exempt Bond Fund (the “Fund”)

Dear Ms. Cotten:

This letter confirms the agreement of Carret Asset Management, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” that it is entitled to receive from a Fund and to reimburse “Other Expenses” to the extent required below.

Limits on Total Annual Operating Expenses

The Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Fund (excluding Rule 12b-1 Fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to an annual rate of: 0.48% of the Fund and Class A Shares’ average daily net assets through January 31, 2023 (“Carret Expense Cap”). In addition, the Adviser will reduce the Management Fee payable with respect to the Fund to the extent needed to ensure that the Carret Expense Cap for each class of shares is not exceeded and/or shall reimburse the Carret Fund (or class as applicable) by the amount of needed to ensure that the Carret Expense Cap is maintained. If applicable, any fee waiver and/or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees allocated.

Process for Implementing the Expense Caps

The Trust may reduce any Management Fees paid by the amount required to extend described above, and, if reimbursement is owed that exceeds the Management Fees paid, shall invoice the Adviser with respect to any such reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable within 30 (thirty) days of receipt by the Adviser. Invoices should be delivered via email to the Adviser at Mvega@carret.com, or such other email address as the Adviser may instruct the Trust.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of February 1, 2022 and shall continue at least through January 31, 2023; and will thereafter continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and the Adviser does not provide at least 30 days written notice of non-continuance prior to the end of the then effective term. Except due to the Adviser’s notice of non-renewal, this Agreement may only be amended or terminated with the approval of the Board of Trustees of the Trust.

Ability to Recoup Amounts Waived and/or Reimbursed

The Adviser will be permitted to recover with respect to a Fund, on a class-by-class basis, expenses it has borne through this Agreement (whether through reduction of its management fee or otherwise) only to the extent that the applicable Fund’s expenses in later periods do not exceed the lesser of (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

CARRET ASSET MANAGEMENT, LLC
By:	/s/ Marco Vega
Name:	Marco Vega
Title:	Chief Operating Officer

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST
By:	/s/ Dawn Cotten
Name:	Dawn Cotten
Title:	President

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